Jay J. Shapiro, C.P.A.
A Professional Corporation
16501 Ventura Boulevard
Suite 650
Encino, California 91436
Tel.(818)990-4878 Fax.(818)990-4944



April 30, 1997

Mr. Art Newberger
Digital Technologies Media Group, Inc.
15840 Ventura Boulevard, #310
Encino, California 91436

Dear Art:

As you are aware I was initially engaged in 1996 by you and Mr. David Kekich ("Kekich" to perform an audit exam inanition with respect to December 31, 1995.

Due to the discovery of subsequent facts after issuance of my auditor's report including:

1. Acceptance and delivery problems with respect to certain film products and $1 million overstatement of accounts receivable booked by management.

2. Distribution rights transactions with CSI and several misunderstandings regarding CSI ownership and effective control resulting in your improper use for purchase accounting with a related entity. Assets and equity were overstated by $3 million;

3.   Accounting relative to the merger with Miller & Benson International.

I have reissued your 1995 report fon two occasions with several adjustments during the 1996 audit examination.

These   inaccurate   management   representations.   this  type  of   accounting
environment, and your misunderstandings relative to several mistakes in the application of generally accepted principles, must be immediately addressed. The financial statements and internal control system of the Company are the responsibility of corporate management. It appears that the additional management strength is needed to function effectively at the corporate level.

It is my responsibility to opine on the above matters.

Accordingly, I must request that you immediately hire a qualified individual to serve as your Chief Financial Officer.

Also, you should mail the restated financial statements and the 1996 Form 10-K to all users i.e. Kekich and the ten former debtholders associated with Kekich. A cover letter from you should explain the reasons for restatements and the resulting financial impact. You should emphasize that the users should not rely on the previously issued financial statements.

These actions are necessary for me to continue to serve as your independent auditor.

Please contact me if you have any questions.

Sincerely,

/s/Jay J. Shapiro
-----------------
JJS/aar

Jay J. Shapiro, C.P.A.
A Professional Corporation
16501 Ventura Boulevard
Suite 650
Encino, California 91436
Tel.(818)990-4878 Fax.(818)990-4944



May 13, 1997

Mr. Art Newberger, Chief Executive Officer
Digital Technologies Media Group, Inc.
15840 Ventura Boulevard, #310
Encino, California 91436

Dear Mr. Newberger:

I have not received an appropriate response to my letter dated April 30, 1997, and accordingly hereby terminate my professional relationship with your company. Please comply with #6 of our engagement contract and remit the sum of $4,405.00 immediately.

This  is  to  confirm  that  the  client-auditor  relationship  between  Digital
Technologies Media Group, Inc. and JAY J. SHAPIRO, C.P.A., a professional corporation has ceased.

Sincerely,

/s/Jay J. Shapiro
-----------------
JJS/aar

cc: Chief Accountant-Securities and Exchange Commission Director-AICPA,SECPS